Exhibit 99.1

LIPO-2306-02 1 Lithium Carbonate Sales and Purchase Contract Contract No.: LIPO-2606 Effective Date: August 27, 2026 The Buyer: LG Energy Solution, Ltd. of address: Parc1, 108 Yeoui-daero, Yeongdeungpo-gu, Seoul, 07335, Republic of Korea. The Seller: SWA Lithium LLC of address: 3600 N. Capital of TX Hwy, Bldg. B, Suite 230, Austin, TX 78746, USA. This Lithium Carbonate Sales and Purchase Contract (the “Contract” or “Agreement”) is made by and between the Buyer and the Seller (each a “Party” and together the “Parties”), whereby the Buyer agrees to purchase and the Seller agrees to sell the Product in accordance with the below terms and conditions agreed between the Parties. 1. Product Battery-grade Lithium Carbonate (the “Product” or “Products”) 2. Specification Annex 1 (the “Specification”). 3. Packaging 500kg/bag 4. Total Quantity 80,000 Metric Tons (MT) in total (subject to annual volume tolerance below), for ten (10) years from the Supply Commencement Date (as defined in Annex 3) with annual volume of 8,000 Metric Tons. 5. Loading Port Any U.S. Port designated by the Seller (each, a “Loading Port”). 6. Discharging Port Asia Main Port, Europe Main Port or designated location within the U.S. (each, a “Discharging Port”), in each case, as set forth in the purchase order for each delivery. 7. Delivery Schedule Annex 3 8. Delivery Terms CIF Asia, CIF Europe or DAP to Buyer’s designated location within the U.S., in each case, as notified by Buyer to Seller in the relevant purchase order, as applicable for the relevant Discharging Port. INCOTERMS 2020. 9. Unit Price The price shall be based on the Monthly Average Price Index .. As used herein, “Monthly Average Price Index” means the arithmetic average of the quoted daily prices for the Product during the calendar month immediately preceding the month of shipment (the “Quotational Period”) set forth in (the “Index”). [Commercial Information] [Commercial Information] [Commercial Information] [Commercial Information] [Commercial Information]

2 CHANGES TO THE DETERMINATION OF THE PRICE OF THE PRODUCT: 10. Payment Terms Payment for the Product shall be made by Buyer calendar days from the date of the Bill of Lading (or in the case of DAP deliveries, consignment note, truck waybill or other applicable document confirming delivery to named destination) for that Product shipment in U.S. Dollars, by wire transfer, in immediately available funds to Seller's account set forth in Clause 11 (or such other account notified in writing to Buyer), without set-off or counterclaim (except for quality claim settlement amounts that have been finally agreed or determined in accordance with the quality claims procedure set forth in Annex 2 to this Agreement) and free and clear of and without deduction of or withholding for or on account of any present or future taxes, duties and/or other charges. Late Payment Penalty: If Buyer fails to pay any amount payable under this Agreement when due (other than amounts that Buyer is actively disputing in good faith in accordance with Annex 2), Buyer shall pay to Seller a late payment penalty on the overdue amount 11. Seller’s Bank Information 12. Shipping Documents Seller shall provide Buyer with the following documents with the delivery of the Products (and in any event before the payment by Buyer): - [Commercial Information] [Commercial Information] [Commercial Information] [Personal Information] [Commercial Information]

3 13. Claim/ Inspection Annex 2 14. Commencem ent of Supply Obligations Annex 3 15. Title and Risk; Authorizations All risks of loss or damage to the Product shall pass from the Seller to the Buyer in accordance with the applicable delivery terms (INCOTERMS 2020). Title to the Product shall pass from the Seller to the Buyer .. For the purpose of this Agreement the term “delivery” or “delivered” shall mean the time title to the Product passes in accordance with this Clause 15. The Seller will be responsible for obtaining any and all governmental authorizations (“Authorizations”) that may be required of it by any governmental authority in order for the Seller or any third party acting on its behalf, to legally sell and deliver the Product to the Buyer and, upon the Buyer’s request, will provide the Buyer evidence reasonably satisfactory to the Buyer of such Authorizations. The Buyer will be responsible for obtaining any and all Authorizations that may be required of it by any governmental authority in order for the Buyer or any third party acting on its behalf, to legally buy and take delivery of, title to, and possession of, the Product from Seller and, upon Seller’s request, will provide Seller evidence reasonably satisfactory to Seller of such Authorizations. 16. Sales / Purchase order The Buyer may issue a purchase order to Seller, by email or other written form, for delivery of Product under this Contract, which purchase order shall provide the requested quantity, the requested date for delivery, the applicable delivery terms pursuant to Clause 8, the requested Discharging Port, and all other details reasonably required for the Seller to meet its obligations under the Contract. The parties acknowledge that the applicable final price may not be available at the time the purchase order is issued. As used herein, As used herein, “Business Day” means any day that is not a Saturday, Sunday or other day that is a legal holiday under the laws of the State of New York or is a day on which banking institutions in such state are authorized or required by applicable law to close. 17. Buyer’s Representative( s) Richard Kang / Metal Sourcing 18. Seller’s Representati ve(s) Mike Barman 19. Governing Law/ Arbitration Annex 3 20. Other Terms Annexes: The general conditions set forth in Annexes 1 through 4 hereto are incorporated by reference and made a part of this Contract. Product Qualification: The Qualification Process, Qualification Sample delivery, Delay Penalty and related terms shall be as set forth in Annex 4. [Commercial Information] [Commercial Information] [Personal Information] [Personal Information]

4 21. Confidentiality All confidential, sensitive, and proprietary information disclosed or made available by either party (the “Disclosing Party”), orally, in writing, electronically or in any tangible form, to the other party in connection with the Products subject to this Contract shall be deemed “Confidential Information.” Each Party agrees to (a) use Confidential Information only in connection with the Contract and these terms and conditions; (b) disclose Confidential Information only to its affiliates (it being agreed that for the purpose of this Clause 21 the term “affiliate” shall include Standard Lithium Ltd., Equinor TDI Holdings LLC and affiliates of the foregoing), related corporate bodies and its and its affiliates’ officers, employees, representatives, and advisors, including external consultants, in each case, who: (i) need to know Confidential Information; (ii) have been informed of the confidential nature of the Confidential Information; and (iii) agree to comply with the provisions of this paragraph; and (c) use commercially reasonable efforts to protect and maintain the confidentiality of the Confidential Information. These terms and conditions do not grant any right or license, express or implied, to use any Confidential Information, nor any right or license, express or implied, under any patent. Each Disclosing Party shall retain ownership of its Confidential Information and any information derived therefrom. Notwithstanding anything herein to the contrary, neither Party shall disclose to any third party any Confidential Information, including the pricing, volume, Specifications, or other commercial terms of this Contract without the other Party’s prior written consent; provided that any Party may disclose Confidential Information (including such terms) to: (A) to any third party where it has obtained the written consent of the other Party; (B) to persons described in, and in accordance with, clause (b) above; (C) to (1) prospective purchasers of shares in or assets of a Party or its affiliates, or (2) financiers or prospective financiers (or any agent or security trustee for any such financiers) of a Party or its affiliates; provided that, in each case, those persons agree to be bound, in writing in favor of the other Party, by written confidentiality obligations materially similar to those contained herein and the Disclosing Party provides written notice to the other Party of such disclosure; (D) if, and to the extent, it is required to do so under any necessarily applicable law or under the rules or regulations of a recognized stock exchange applicable to the Party so disclosing or applicable to an affiliate of that Party that has received Confidential Information in accordance with clause (b) above; and (E) to any governmental authority requiring the information by applicable law.

5 22. Term and Termination Supply Term: The “Supply Term” shall be ten (10) years from the Supply Commencement Date (as defined in Annex 3), unless earlier terminated in accordance with this Clause 22. Upon termination, all accepted and unfulfilled purchase orders shall be performed in accordance with their terms. General Termination Rights: A Party shall have a right to terminate this Agreement (each, a "Termination Right") only in the following circumstances: (a) [Commercial Information]

Termination Procedure: If any event giving rise to a Termination Right is not remedied within the applicable cure period therefor (if any), or, where no cure period applies, upon the occurrence and continuation of such event, the Party that has the Termination Right may terminate this Agreement by serving the other Party notice in writing (the “Termination Notice”). This Agreement will terminate automatically on the date falling thirty (30) Business Days after receipt by the other Party of the Termination Notice, unless the Party issuing the Termination Notice notifies the other Party that the Termination Notice is withdrawn before the expiry of that period. Executed by the Seller SWA Lithium LLC Signature Name: James Andrew Robinson Title: Authorized Officer Executed by the Buyer LG Energy Solution, Ltd. Signature Name: Richard Kang Title: Metal Sourcing Team Leader

7 Annex 1 [Commercial Information]

8 Annex 2 RECEIVING INSPECTION / DEFECTS AND INVESTIGATION (a) The operations of weighing, sampling and determining whether the Product in each delivery complies with the Specification shall be carried out by the Seller at the Project site in accordance with standard international practices and by means of calibrated equipment at the sole cost of the Seller. It is expected that samples will be taken, prior to each scheduled delivery date, using either manual or automatic sampler that is part of the packaging line and that such sample be equal to of the amount of Product to be delivered on the relevant scheduled delivery date (each a “Delivery Sample”). Each Delivery Sample shall be split into three (3) parts and the packaged Product for each bag and the corresponding Delivery Samples will be labelled with the corresponding bag number that will be cross-referenced to all the analytical data for that Delivery Sample. The Seller shall deliver to the Buyer one (1) part promptly upon each delivery (and in any event no later than thirty (30) days after such delivery), retain one (1) part and store the other one (1) part in reserve (unless such reserved part is used for the determination by the Independent Surveyor in accordance with clause (c) of this Annex 2). The part of the Delivery Sample that is retained by the Seller must be analyzed by the Seller and the Seller shall issue (i) a certificate of assay recording the content of items, which shall include whether all or a portion thereof conform to the Specification to the Buyer, and (ii) a weight and moisture certificate, which certificates shall be conclusive absent manifest error. (b) Subject to clause (e) of this Annex 2, if the Buyer or Buyer’s CAM Supplier determines that a Delivery Sample does not conform to the Specification, the Buyer or such Buyer’s CAM Supplier, as applicable, shall provide the Seller, within of receipt of the relevant Delivery Sample by Buyer or such Buyer’s CAM Supplier, as applicable, a certificate of assay with its findings; provided that the failure of the Buyer or such Buyer’s CAM Supplier, as applicable, to deliver such certificate of assay within the aforementioned period will result in each of the Buyer and the Buyer’s CAM Supplier waiving its right to challenge that Products in the relevant delivery did not meet the Specification and the Seller shall have no further liability in respect of the Product in such delivery. “Buyer’s CAM Supplier” means a cathode active material manufacturer to which Seller delivers Product, and that uses such Product solely to manufacture cathode active material for supply to Buyer, at the volumes and prices designated by Buyer pursuant to this Agreement. (c) Unless the Seller agrees with the determination made by Buyer or Buyer’s CAM Supplier in accordance with clause (b) above , the Buyer and the Seller shall jointly arrange and appoint an internationally recognized and appropriately qualified sampling surveyor (the "Independent Surveyor") to conduct an independent analysis and resolve the discrepancy between the Seller's and the Buyer's findings. The Seller shall make available to the Independent Surveyor the remaining reserved part of the relevant Delivery Sample , the Buyer , such Buyer’s CAM Supplier, shall make available a sample of the bag(s) in respect of which the claim is made and the Seller may make available a retained representative sample of the relevant bag, and such Independent Surveyor shall deliver to the Seller and the Buyer a certificate of assay with its findings, which certificate shall be conclusive and binding on the Parties absent manifest error (and for the avoidance of doubt, shall take precedence over any certificate of assay from the Parties), , if the assay of the Product supplied by Seller shows that the Product meets the Specifications and the assay of the Product supplied by Buyer shows that the Product does not meet the Specifications the parties agree that the Independent Surveyor shall resolve any dispute in respect thereof. The costs and expenses of the Independent Surveyor will be shared equally between the Parties. (d) If the Product is confirmed by the Independent Surveyor in accordance with clause (c) above to be off-Specification Product, clause (g) below shall apply. (e) The Buyer and the Seller agree that, with respect to any delivery, a weight discrepancy not to exceed below or in excess of the volume of Product scheduled to be delivered on the relevant delivery date shall be deemed to be in compliance with this Agreement and shall not constitute a breach of the Parties’ obligations hereunder. [Commercial Information] [Commercial Information] [Commercial Information] [Commercial Information] [Commercial Information] [Commercial Information]

9 (f) At any time during the period beginning on the date construction of the Project has been completed and ending on the date the Conditions Precedent set forth in clause (c) of Annex 3 have been met, the Buyer or its third-party designee may, at the Buyer’s sole cost and expense and upon reasonable request with adequate notice to the Seller of at least ten (10) Business Days, inspect the Project’s laboratory and other facilities where weighing and sampling will take place. At the Buyer’s request, the Seller shall provide copies of any ISO certification obtained in respect of such facilities. (g) If Products fail to meet the Specifications pursuant to clauses (c) or (d) above, within ten (10) Business Days of such determination, Buyer may by written notice to the Seller reject such off-Specification Product, require corrections, or return such Products to Seller, at the expenses and risk of loss to Seller; provided that in the event off-Specification Product is rejected, at Seller’s cost, the Buyer shall deliver to Seller, or make available for pick-up by Seller, such off-Specification Product. At Buyer's option, Seller shall refund to Buyer any Price paid by Buyer to Seller in respect of any off-Specification Product or make available for delivery at the Loading Port (or in the case of DAP deliveries, at that moment the Product arrives at its intended point of delivery) a replacement of any off-Specification Product at Seller's costs and expenses (i) in the case of Products that fail to meet the Specifications pursuant to clauses (c) or (d) above, within ten (10) Business Days from the receipt of notice from Buyer (either because the Seller agrees with the Buyer’s claim or after determination by the Independent Surveyor in accordance with clause (c) above). In cases where Seller fails to collect the off-Specification or excessive Product within the period designated by Buyer, Buyer may return or dispose of the off-Specification Product at Buyer's option. All expenses and costs incurred in the process of such return or disposal by Buyer shall be borne by Seller. It is expressly agreed that the Buyer’s rights under this clause (g) shall exclusively be exercised by the Buyer and that any benefits shall inure or payments be made exclusively to Buyer, even if the determination that a Delivery Sample does not conform to the Specification in accordance with clause (b) above is made by Buyer’s CAM Supplier [Commercial Information] [Commercial Information] [Commercial Information]

10 Annex 3 GENERAL CONDITIONS OF SALE (a) AFFILIATE – As used in this Agreement, “Affiliate” means, with respect to any Party, any business entity that, either directly or indirectly: (i) is controlled by; (ii) is under common voting control with; or (iii) has control over such Party, where “control” means the ability to vote equal to or greater than fifty percent (50%) of the outstanding voting securities in such business entity. (b) Any Buyer's CAM Supplier that exercises any right granted to such Buyer’s CAM Supplier under Annex 2 does so solely as an express third-party beneficiary of Annex 2 and such clause (b) of this Annex 3, and by doing so is deemed to accept and be bound by all conditions, limitations and other terms applicable to Buyer's corresponding rights . No Buyer's CAM Supplier shall have any greater rights than Buyer and a claim by a Buyer's CAM Supplier and a claim by Buyer in respect of the same bag shall not entitle Buyer and such Buyer's CAM Supplier to more than a single recovery against Seller, .. Seller and Buyer may amend, waive or terminate the foregoing rights without the consent of any Buyer's CAM Supplier. (c) COMMENCEMENT OF SUPPLY OBLIGATIONS (i) Commencement of Supply Obligations This Agreement shall become effective upon execution by both Parties. However, the Parties’ obligations to supply and purchase Product under this Agreement (the “Supply Obligations”) shall not commence until the satisfaction [Commercial Information] [Commercial Information] [Commercial Information]

11 of all of the following conditions precedent (collectively, the “Conditions Precedent”): Upon satisfaction of all Conditions Precedent, the Supply Obligations shall commence on the first calendar day of the Contract Quarter immediately following the date on which the last Condition Precedent is satisfied (such date, the “Supply Commencement Date”). The foregoing Conditions Precedent may only be waived by written agreement of the Parties. (ii) Contract Year and Contract Quarter for Delivery Schedule The “Contract Year” means the 12-month period beginning on the Supply Commencement Date, and each 12- month period beginning on the anniversary of the Supply Commencement Date in each subsequent year during the Supply Term. The “Contract Quarter” means each consecutive three (3)-month period during the Supply Term, with the first Contract Quarter commencing on the Supply Commencement Date, and each subsequent Contract Quarter commencing on the day immediately following the end of the preceding Contract Quarter. Each Contract Year shall comprise four (4) consecutive Contract Quarters. (d) VOLUME COMMITMENTS AND DELIVERY SCHEDULE – The “Annual Contract Quantity” means, , 8,000 MT of Product, which the Seller shall produce and make available for sale to Buyer and Buyer shall purchase from Seller in each Contract Year. The Annual Contract Quantity for each Contract Year shall be declared by Buyer to Seller at the time the Buyer notifies its proposed Delivery Schedule for such Contract Year in accordance with this clause (d) and the Seller shall not have a right to object such declared Annual Contract Quantity, except if the Annual Contract Quantity is less than of Product. The “Quarterly Contract Quantity” means a maximum of 25% of the Annual Contract Quantity (excepting amounts supplied and purchased due to previous shortfalls or rollovers in supply or purchasing, respectively) as agreed in the Delivery Schedule. The “Delivery Schedule” means, for each Contract Year, the schedule for delivery of Product for such Contract Year to be proposed by the Buyer (reflecting the respective Annual and Quarterly Contract Quantities) and agreed to in writing by the Seller (such agreement not to be unreasonably withheld) no later than days prior to the start of the Contract Year. The “Monthly Contract Quantity” means, in respect of each calendar month, the quantity of Product to be delivered in such calendar month pursuant to the then-current Delivery Schedule (as modified pursuant to any purchase order delivered by Buyer and accepted by Seller), provided if no Delivery Schedule has been agreed for the relevant calendar year and/or no purchase order has been agreed for the relevant month, “Monthly Contract Quantity” shall mean (e) FAILURE TO PURCHASE – Buyer shall guarantee the purchase of the Annual Contract Quantity under this Contract in accordance with the Delivery Schedule. If either (i) the aggregate quantity purchased by Buyer during any Contract Quarter is less than of the volume specified in the Delivery Schedule for such Contract Quarter or (ii) the aggregate quantity purchased by Buyer during any Contract Year (as may be adjusted for any Buyer Rollover Amount, Seller Rollover Amount and/or Buyer Excess Amount) is less than of the Annual Contract Quantity as agreed in the Delivery Schedule for such Contract Year, in each case, other than as a result of a Force Majeure Event that prevents Buyer from taking such physical delivery (the “Buyer Shortfall”), Buyer may cure such Buyer Shortfall by purchasing Product produced from the Project [Commercial Information] [Commercial Information] [Commercial Information] [Commercial Information] [Commercial Information] [Commercial Information] [Commercial Information]

12 as applicable, in which such Buyer Shortfall occurred. If the Buyer Shortfall is not cured by the Buyer within Business Day period, Buyer shall pay Seller an amount equal to the Buyer Shortfall quantity multiplied by the Price, together with any incremental storage and handling costs incurred by Seller as a result of such failure (the “Failure to Take Payment”) and Seller shall promptly issue an invoice for such amount to Buyer; (f) FAILURE TO SUPPLY – Seller shall guarantee the supply of the Annual Contract Quantity under this Contract in accordance with the Delivery Schedule. If either (i) the aggregate quantity of Product (excluding any Product that fails to meet the Specifications pursuant to clauses (c) or (d) of Annex 2) delivered by Seller during any Contract Quarter is of the volume specified in the Delivery Schedule for such Contract Quarter, or (ii) the aggregate quantity of Product delivered by Seller during any Contract Year (excluding any Product that fails to meet the Specifications pursuant to clauses (c) or (d) of Annex 2 and as may be adjusted for any Buyer Rollover Amount and/or Seller Rollover Amount) is of the Annual Contract Quantity as agreed in the Delivery Schedule for such Contract Year, in each case, other than as a result of a Force Majeure Event affecting the Seller (the “Seller Shortfall”), Seller may cure such Seller Shortfall by delivering, or making available for delivery at the applicable Loading Port (or in the case of DAP deliveries, at that moment the Product arrives at its intended point of delivery), additional Product produced from the Project after the end of the Contract Quarter or Contract Year, as applicable, in which such Seller Shortfall occurred. If the Seller Shortfall is not cured by the Seller , then, at Buyer’s discretion: .. For the avoidance of doubt, any failure by Seller to deliver the Monthly Contract Quantity for any calendar month shall not, of itself, constitute a Seller Shortfall or, of itself, give rise to any claim under clause (g) of this Annex 3; any such failure shall instead be addressed solely through the Delayed Delivery Penalty calculated in accordance with clause (i) of this Annex 3. [Commercial Information] [Commercial Information] [Commercial Information]

13 (g) REMEDY - The remedies of Buyer against Seller for failure to deliver Product shall be limited to those set forth in clauses (f) (Failure to Supply) and (i) (Delivery Delays) of this Annex 3, and the remedies of the Buyer against Seller if Seller delivers Product that fails to meet the Specifications (whether identified on receiving inspection under Annex 2 shall be limited to those set forth in clause (g) of Annex 2; provided that, in each case, if Buyer exercises the right to The remedies of Seller against Buyer for failure to purchase Product shall be limited to those set forth in clause (e) (Failure to Purchase) of this Annex 3. Except as set forth in the immediately preceding sentences of this clause (g), all remedies under this Agreement shall be cumulative and in addition to any other remedies available at law or in equity. Notwithstanding any other provision of this Agreement, Seller shall not be liable to Buyer for any indirect, incidental, consequential, special or exemplary damages. Seller shall indemnify, defend and hold harmless Buyer and its officers, directors, employees, agents, affiliates, successors and permitted assigns from and against all losses, damages, liabilities, claims, actions, judgments, settlements, penalties, fines, costs and expenses (including reasonable attorneys’ fees) arising from any third-party claim solely to the extent resulting from any actual or alleged infringement or misappropriation of any intellectual property right when producing the Product. Buyer shall promptly notify Seller of any such third-party claim, and Seller shall have the right to control the defense and settlement thereof with counsel of its choice; provided that Seller shall not settle any such claim in a manner that imposes any liability, obligation or admission of fault on Buyer without Buyer’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), and Buyer shall have the right to participate in the defense with its own counsel at its own expense. (h) LIMITATION OF LIABILITY – (i) DELIVERY DELAY – (i) Seller will diligently endeavor to deliver the Product on or about the requested delivery dates, given the limits of its operational and logistical constraints. However, requested delivery dates are for indicative purposes only, and delivery on a date other than the requested date (A) shall not entitle Buyer to reject the Product unless Buyer shall have given Seller notice of cancellation at least ten (10) Business Days prior to shipment; and (B) shall not entitle Buyer to any claim for damages or other compensation, except for the Delayed Delivery Penalty set forth in sub-clause (iv) below, which the Buyer shall have the right to claim if the Monthly Contract Quantity is not delivered by the monthly longstop date specified therein. (ii) If at any time during the relevant calendar month Seller determines that it will fail to deliver all or part of the Monthly Contract Quantity required to be delivered in such month (other than as a result of a Force Majeure Event), Seller may provide Buyer written notice thereof and, upon receipt of such notice, Buyer shall use best efforts The provisions of clause (f) of this Annex 3 in [Commercial Information] [Commercial Information] [Commercial Information]

14 (iii) Seller may, subject to the Buyer’s consent (such consent not to be unreasonably withheld, delayed or conditioned), satisfy all or any portion of its Monthly Contract Quantity for any calendar month (iv) For the avoidance of doubt, the requested delivery dates referred to in sub-clause (i) above are indicative only, and the Delayed Delivery Penalty under this sub-clause (iv) shall not apply to any failure to deliver on such requested delivery dates. The Delayed Delivery Penalty shall only apply if Seller fails to deliver (other than as a result of a Force Majeure Event) all or part of the Monthly Contract Quantity required to be delivered in any calendar month by the The Delayed Delivery Penalty shall cease to accrue on the earliest of the date on which: No Delayed Delivery Penalty shall accrue in respect of any portion of the Late Delivery Quantity for any day on or after the day such portion is so delivered or deemed satisfied. Product delivered after a Late Delivery Quantity occurs shall be applied first to cure that Late Delivery Quantity in full, and then to satisfy Seller's other delivery obligations under this Agreement. Delayed Delivery Penalties accrued in any calendar month shall be payable thereof by the Buyer, and Seller shall have the right to credit any such Delayed Delivery Penalties against any amount payable by Buyer to Seller under this Agreement. For the purpose of this clause (i), the quantity of Product required to be delivered in any calendar month shall be the Monthly Contract Quantity for such calendar month (as determined under clause (d) of this Annex 3 and the Delivery Schedule), and the Late Delivery Quantity shall be calculated by reference to such Monthly Contract Quantity. (j) PERFORMANCE BY AFFILIATES - Buyer acknowledges that the Product may, as a matter of supply logistics, be supplied from time to time by one or more affiliates of Seller, and in those events, Seller shall cause such affiliate to abide by the terms and conditions of this Agreement as if such affiliate were the contracting party to this Agreement. (k) RELATIONSHIP OF THE PARTIES – The relationship between the parties is that of independent contractors. Nothing contained in this Contract shall be construed as creating any agency, distributorship, partnership, franchise, business opportunity, joint venture or other form of joint enterprise, employment or fiduciary relationship between the parties, and neither party shall have authority to contract for or bind the other party in any manner whatsoever. No relationship of exclusivity shall be construed from this Contract. (l) COMPLIANCE WITH LAWS – Each of the Seller and the Buyer shall comply with all applicable laws and regulations with respect to the performance of the obligations in accordance with this Agreement, including but not limited to human rights and labor, anti-corruption or bribery, safety and health, taxes, conflict of minerals, environment, and data protection/cybersecurity requirements to the extent applicable. Buyer shall not resell, transfer or otherwise supply any Product to any person subject to international sanctions, export controls, or trade restrictions, or to any person known to be engaged in activities contrary to applicable laws or regulations. Buyer shall ensure compliance with all applicable laws in any onward sale or use of the Product. Each Party agreesto promptly provide the other Party with information, documentations and certificates reasonably requested and to the extent required by such laws or governmental authorities to demonstrate the compliance of any such applicable requirements by such Party. [Commercial Information] [Commercial Information] [Commercial Information] [Commercial Information]

15 (m) CODE OF CONDUCT – Seller agrees to use commercially reasonable efforts to comply with Buyer’s Code of Conduct for Suppliers as at the date of this Agreement and demonstrate compliance when reasonably requested. Any material changes to Buyer’s Code of Conduct for Suppliers after the date of this Agreement will only apply to Seller on the date that is ninety (90) days after Seller has consented to such changes (such consent not to be unreasonably withheld or delayed). (n) FORCE MAJEURE – Neither Party shall be liable for, be deemed to be in default for, or suffer any delay or failure in performance or any other act under this Contract due to any event that is beyond the reasonable control of the affected Party and that the affected Party is not reasonably able to prevent or overcome, or the effects of which the affected Party is not reasonably able to predict and take measures to avoid, by acting in a prudent and proper manner and in accordance with good and accepted industry practices, and which are not the result of any wrongful or negligent act of the affected Party, including but not limited to: acts of God or the public enemies, civil war, insurrections or riots, fires, floods, explosions, earthquakes or serious accidents, epidemics or quarantine restrictions, any act of government or any other civil or military authority or strikes, tornadoes, civil disturbance, embargoes, acts of war, public enemy, insurrections, endemics, road closures due to washouts or impassability and natural disaster or, labor or material shortage, breakdown or damage to equipment or facilities (provided such equipment or facilities have been properly maintained in accordance with an established and implemented preventive maintenance program in accordance with internationally recognized industry practices, and such breakdown or damage was not reasonably foreseeable or preventable by the affected Party), acts of military of civil authority or change to the laws and regulations (each of the foregoing, a “Force Majeure Event”); provided, however, that the following shall not constitute Force Majeure Events: (a) increases in costs or prices (including costs of raw materials, labor, transportation, or energy), (b) market fluctuations or economic conditions or (c) financial hardship, lack of funds, the unavailability of financing, a party’s financial inability to perform, changes in market prices or demand, economic hardship, or the inability to make a profit or achieve expected returns. Promptly upon the occurrence of any Force Majeure Event, including an event which may result in a delay in the delivery of the Products, the affected Party shall give a prior written notice thereof to the other Party, which notice shall identify such occurrence and specify the period of delay which is reasonably expected to result therefrom. If the performance of any obligations under this Contract is delayed owing to any of the above causes for any continuous period of more than days, the Party hereto adversely affected by such failure or delay shall have the right to terminate this Contract upon delivery of a Termination Notice in accordance with Clause 22. If a Force Majeure Event affecting the Seller prevents Seller from delivering Product, the volume of Product that Seller was unable to deliver during the period of such Force Majeure Event shall be excluded from the calculation of Buyer’s purchase obligations under clause (d) of Annex 3 for the applicable Contract Quarter or Contract Year; provided, that Seller’s supply obligation in respect of such volume of Product shall be deemed to be satisfied. (o) ASSIGNMENT AND TRANSFER – Neither Party may assign or otherwise transfer its rights or delegate its duties or obligations under this Agreement to a third party without the prior written consent of the other Party; provided that, without the consent of Buyer, (x) Seller may collaterally assign its rights under this Agreement to debt providers providing financing for the Project (the “Financing Entities”) in connection with the financing or refinancing of the Project and (y) in connection with the enforcement of their rights or remedies under such collateral assignment, such Financing Entities may assign this Agreement. In the event that the Buyer assigns its rights, duties or obligations under this Agreement without the consent of the Seller, the Seller shall have the right to terminate this Agreement by delivery of a Termination Notice pursuant to, and in accordance with, Clause 22 of the Contract. (p) TAXES – Without limiting anything in Clause 15 of the Contract: (i) the Seller shall be responsible for payment of all taxes with respect to Product prior to delivery, or making Product available for delivery at the applicable Loading Port (or in the case of DAP deliveries, at that moment the Product arrives at its intended point of delivery); (ii) the Buyer shall be responsible for all duties, tariffs, taxes and costs arising at and after the moment the Product has been delivered at the applicable Discharging Port (or in the case of DAP deliveries, at that moment the Product arrives at its intended point of delivery), including the cost of unloading the Product at the Discharging Port; provided that, for CIF deliveries, freight and insurance costs to the Discharging Port shall be borne by Seller or as otherwise determined to be in accordance with INCOTERMS 2020; and (iii) in the case of DAP deliveries, the carrier shall deliver a consignment note, truck waybill or other applicable document confirming delivery of the Product to the named destination. [Commercial Information]

16 Buyer shall be liable for all sales, use, value added, goods, stamp duty, consumption, transfer, excise and other similar taxes, levies, duties or other similar assessments imposed on or in connection with the Product at or after delivery (or making Product available for delivery) at the applicable Loading Port (or in the case of DAP deliveries, at that moment the Product arrives at its intended point of delivery), but excluding income taxes and withholding taxes (“Indirect Taxes”). For the avoidance of doubt, Seller shall be responsible for all Indirect Taxes arising in connection with the Product prior to delivery (or making Product available for delivery) at the applicable Loading Port (or in the case of DAP deliveries, at that moment the Product arrives at its intended point of delivery), including any taxes, duties or levies imposed during transit to the applicable Loading Port (or in the case of DAP deliveries, at that moment the Product arrives at its intended point of delivery). Buyer shall indemnify and hold Seller harmless with respect to the payment of any of such Indirect Taxes for which Buyer is responsible under this clause, including any interest or penalties assessed thereon other than any interest or penalties attributable to (i) a failure by Seller to request or collect such Indirect Taxes when due, (ii) inaccurate invoicing by Seller, or (iii) delayed reporting or other acts or omissions by Seller. The Parties agree to provide such information as reasonably requested from time to time by, and to fully cooperate with one another (Seller agrees to issue corrected invoices in a timely manner, as applicable), in connection with the reporting of Indirect Taxes. If any applicable governmental authority refunds any Indirect Taxes that Buyer originally paid to Seller, then Seller shall promptly remit to Buyer the amount of such refund, net of unreimbursed costs and expenses incurred in obtaining such refund and any increased tax liability of Seller by reason of the receipt of such amounts. Except as set forth in this clause (p) of this Annex 3, each Party will be responsible for its own taxes, including income taxes incurred by such Party in connection with its business and/or performing its obligations (or receiving payments) hereunder and any property taxes. The Parties acknowledge and agree that: (A) under applicable law as of the date hereof, they believe that no tax amounts are required to be withheld in respect of any amounts to be paid by Buyer to Seller pursuant to this Agreement; and (B) as provided in the immediately succeeding paragraph, Buyer shall not deduct or withhold from amounts otherwise payable to Seller in respect of taxes. If Buyer determines that Buyer is required to deduct or withhold taxes from a payment required to be made by Buyer to Seller pursuant to this Agreement (such taxes, the “Withholding Taxes”), then at least ten (10) Business Days prior to deducting or withholding any such Withholding Taxes, Buyer shall notify Seller in a writing identifying the amount of the proposed withholding and the basis therefor, and shall use commercially reasonable efforts to cooperate with Seller in order to reduce or eliminate any such proposed Withholding Taxes. If Buyer complies with its obligations pursuant to the immediately preceding sentence and is still required to deduct or withhold Withholding Taxes from the payment, then Buyer shall remit the Withholding Taxes to the applicable governmental authority within the statutorily required timeline and promptly furnish Seller with a tax receipt for the remitted Withholding Taxes. To the extent amounts are so withheld, such withheld amounts will be treated for purposes of this Agreement as having been paid to Seller. (q) FINANCING COOPERATION – Buyer hereby acknowledges that Seller may obtain financing for the Project and, without limiting any other provision of this Agreement, Buyer agrees to use its commercially reasonable efforts to cooperate and provide such assurances as Seller or the Financing Entities may reasonably request in connection with any such financing (including assistance in meeting conditions or requirements of any export credit agency providing support or financing for the Project). In connection with any such financing arrangements, Buyer agrees to furnish to any Financing Entity such written information, certificates, copies of invoices and receipts, lien waivers, customary legal opinions, affidavits, declarations and other similar documents as the Financing Entities may reasonably request in connection with the financing of the Project. In addition to the foregoing, Buyer hereby agrees to enter into a direct agreement with Seller and the applicable Financing Entities in customary form for non-recourse project financings (the “Direct Agreement”). The cooperation undertakings of Buyer hereunder shall not require Buyer to incur material additional costs (other than those reimbursed by Seller), disclose confidential or privileged information, or agree to any amendment that materially increases the obligations of Buyer or diminishes its rights under this Agreement. All information provided by Buyer to Seller or its Financing Entities shall be subject to the confidentiality protections set forth in Clause 21. (r) AMENDMENT – This Agreement may not be altered, amended, supplemented or terminated, nor may any rights hereunder be waived, except by an instrument in writing and executed by the Parties to be charged with such amendment, waiver or termination.

17 (s) SANCTIONS – It is agreed that all activities contemplated by the Parties pursuant to this Agreement will be performed in conformity with and shall not be prohibited by economic, financial, or trade sanctions or embargoes enacted or imposed by law or regulation or other restrictive measure and administered or enforced from time to time by (i) the United States of America, (ii) the United Nations Security Council, (iii) the Republic of Korea, (iv) the United Kingdom or (v) the State of Arkansas (collectively “Sanctions”), acting through the respective governmental agencies of any of the foregoing (including through the Office of Foreign Assets Control of the U.S. Department of the Treasury, the United States Department of State, the United States Department of Commerce and His Majesty’s Treasury (each a “Sanctions Authority”)) and/or applicable law if and to the extent applicable. Notwithstanding any other provision of this clause or any other clause or provision to the contrary in this Agreement, neither Party shall be required to do anything under this Agreement which constitutes a violation of, or would be in contravention of, or would expose it to the risk of designation pursuant to any Sanctions applicable to it. If, at any time during the term of this Agreement, any Sanctions are changed, or new Sanctions are imposed or become effective, or there is a change in the interpretation of Sanctions, which would: (i) expose a Party to the risk of designation or to other punitive measures by a Sanctions Authority; (ii) materially affect a Party’s performance in respect of any delivery of Product pursuant to this Agreement including but not limited to (A) its ability to take or make delivery or make or receive any payments as may be required in the performance of this Agreement or to insure or transport the Product to be delivered by Seller to Buyer, or (B) importing Product into the applicable the destination country where Buyer will ultimately sell Product purchased from Seller (a “Consumer Destination Country”); or (iii) cause either (A) curtailment, reduction in, interference with, failure or cessation of supply of Product from any of Seller’s or Seller’s suppliers’ sources of supply or (B) a refusal to supply such Product by Seller, then, in each case, the affected Party shall notify the other Party in writing (which notice shall provide reasonable detail of the relevant events) of the occurrence of the relevant events(s) and the senior executives of each Party shall try in good faith to resolve the issue within fifteen (15) days and, in the case of sub-clause (ii), the affected Party shall also use commercially reasonable efforts to change the Consumer Destination Country of the affected delivery; provided that notwithstanding any clause or provision to the contrary in this Agreement, the affected Party may, by written notice to the other Party (x)(1) in the case of sub-clause (ii), suspend performance of the affected delivery and (2) in the case of sub-clauses (i) and (iii), suspend performance of this Agreement, in each case, until such time as the notifying Party may lawfully perform the affected delivery of Product or this Agreement, respectively and/or (y) after the fifteen (15) day period of negotiations by senior executives of the Parties, (1) in the case of sub-clause (ii), cancel the affected delivery or (2) in the case of sub-clauses (i) and (iii), terminate this Agreement by delivery of a Termination Notice pursuant to, and in accordance with, Clause 22 of the Agreement, in each event, without any further obligation or liability by either Party, save for any accrued rights and remedies. Obligations to make or receive payment which arose before, or as a consequence of termination in accordance with this clause (s) shall remain in effect but shall be subject to suspension to the extent required by the immediately preceding paragraph. The Parties shall ensure their respective compliance with all applicable laws (including, without limitation, Sanctions, export controls and trade restrictions) in their respective sale or use of the Product. (t) ANTI BRIBERY AND CORRUPTION; ANTI-MONEY LAUNDERING – Each Party and each of their respective affiliates has implemented and maintains adequate internal procedures designed to ensure that neither Party, nor its directors, officers, or employees shall authorize the receiving, giving or offering of any financial or other advantage with the intention of inducing or rewarding an individual or entity to improperly perform an activity undertaken in the course of an individual's employment or connected to an entity's business activities (“Anti-Corruption Controls”). In connection with the performance of this Agreement, each Party and each of their respective affiliates has not paid, received or authorized, and it will not pay, receive or authorize, any financial or other advantage or the offering thereof, to or for the benefit of any public official, civil servant, political party, political party official, candidate for office, or any other public or private individual or entity (including to Buyer, its affiliates, officers, directors and employees), where such payment, receipt or authorization would violate the Anti-Corruption Controls. Each Party and each of their respective affiliates has instituted and maintains reasonable and relevant policies and procedures designed to promote and achieve in relation to its business activities, compliance with all anti-money-laundering laws and regulations which are applicable to it in respect of each such business activity.

18 (u) GOVERNING LAW AND ARBITRATION - This Contract shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to provisions as to the conflicts of laws. The United Nations Convention on Contracts for the International Sales of Goods shall not apply to this Contract. Any Party claiming that any dispute, claim, controversy or difference arising out of or in connection with this Contract, including, without limitation, any question regarding its existence, validity, invalidity, breach or termination or any dispute regarding any non-contractual obligations arising out of or in connection with it (each a “Dispute”) has arisen between the Parties out of or in connection with this Contract must give the other Party written notice setting out brief details of the Dispute (the “Dispute Notice”) within fourteen (14) days of the Dispute arising. Any Dispute which the Parties do not resolve in good faith within thirty (30) days of a Dispute Notice shall be firstly escalated to senior executives of each Party for discussion and, failing resolution by such senior executives of the Dispute within thirty (30) days of such escalation , shall be referred to and finally resolved by arbitration in accordance with the International Chamber of Commerce (ICC) Arbitration Rules (“ICC Rules”) which rules are deemed to be incorporated by reference in this clause. The number of arbitrators shall be three (3), one of whom shall be selected by Buyer, the second of whom shall be selected by Seller, and the third of whom shall be selected by the other two (2) arbitrators. The seat of the arbitration shall be New York, New York. The language to be used in the arbitral proceedings shall be English. The arbitration award shall be final and binding in the absence of manifest error or fraud, and a judgment consistent therewith may be entered by any court of competent jurisdiction. The arbitrator shall not have the power to render an award of punitive damages.

LIPO-2306-02 1 Annex 4 PRODUCT QUALIFICATION Each Party must use all reasonable endeavours to procure that the Product is qualified under the following Qualification Process as expeditiously as possible: (a) Subject to the Parties, acting reasonably, agreeing the supply terms (including the price, quantities, delivery terms and timing for supply), Seller will provide the Qualification Sample upon or prior to the commencement of commercial production of the Project to Buyer for the purpose of Buyer undertaking the Qualification Process. Final qualification for the Product shall be valid only upon Buyer’s written acceptance after completing necessary qualification procedure. (b) Seller shall notify Buyer in writing of the estimated date of shipment of the Qualification Sample not less than thirty (30) days prior to the estimated date thereof. (c) Promptly upon obtaining confirmation thereof (and in any event, no later than five (5) Business Days within receipt of the notice referred to in clause (b) of this Annex 4 above), Buyer shall notify Seller in writing of the identification of each qualification partner, the location to which the Qualification Sample is to be delivered and any additional information regarding the Qualification Process reasonably requested by Seller. (d) Buyer and its suppliers shall conduct the Qualification Process in accordance with generally accepted industry practices for qualification of lithium carbonate. (e) Buyer will be responsible for its own costs in connection with the Qualification Process. The Buyer shall be responsible for the costs of the production and shipment of the Qualification Sample where it exceeds one (1) ton in accordance with the pricing mechanism set forth in Clause 9 of the Agreement. (f) The Qualification Process shall be considered completed successfully if the Product meets the Specifications within the applicable tolerances set forth in Annex 1. (g) At the successful completion of the Qualification Process, Buyer shall issue a notice to Seller that the Product has met Buyer’s Product qualification requirements (“Product Qualification Notice”). Notwithstanding the foregoing, promptly upon request by the Seller at any time, the Buyer shall meet with the Seller and provide a comprehensive update and timeline on the status of the Buyer’s qualification efforts. A Product which has received Product Qualification Notice shall be deemed qualified for commercial supply. Seller shall exert its commercially reasonable endeavors to achieve Qualification. (h) Qualification Sample Delivery (i) Commencement of Supply Obligations Upon successful Qualification and satisfaction of the other Conditions Precedent set forth in clause (c) of Annex 3, the Parties’ respective Supply Obligations will commence in accordance with clause (c) of Annex 3. (j) Delay Penalty [Commercial Information] [Commercial Information] [Commercial Information]

20 (k) Delay Penalty Exceptions [Commercial Information]